Exhibit 99.1
eTelecare Signs Agreement With Rapidly Expanding
Internet Service Provider
SCOTTSDALE, Ariz. – February 23, 2009 – eTelecare Global Solutions (PSE: ETEL), a leading provider of complex business process outsourcing (BPO) solutions, has signed a services agreement with a rapidly growing wireless high-speed internet access provider. eTelecare will offer technical support, customer care, and retention services in both Spanish and English to the client’s residential and small business customers. eTelecare’s business philosophy, investing to outperform, creates real, sustainable value for clients by investing in people, processes, and technology — leading to breakthrough results.
“Due to our many years of experience serving both internet and wireless service providers on similar programs, this client has expressed confidence in eTelecare’s ability to deliver higher performance and greater value than their current outsourced provider,” said John Harris, President and CEO of eTelecare. “We expect to see tremendous opportunity for growth in this area as a respected industry organization predicts that by 2012 over 133 million subscribers worldwide will be using similar technology, compared to approximately two million today.”
On any given day, thousands of highly-trained eTelecare associates provide value-driven service on complex programs to customers of major communications and media clients. In addition to customer care functions, eTelecare delivers award-winning customer loyalty, sales, save desk, and technical support programs.
About eTelecare Global Solutions
Founded in 1999, eTelecare Global Solutions is a leading provider of business process outsourcing (BPO) focusing on the complex, voice and non-voice based segment of customer-care services. It provides a range of services, including technical support, customer service, sales, customer retention, chat and email from both onshore and offshore locations. Services are provided from delivery centers in the Philippines, North America, and Latin America. Additional information is available at www.etelecare.com.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “expects,” “believes,” “intends, “will,” “estimates” and similar expressions identify such forward-looking statements. These are statements that relate to future events and include, but are not limited to, statements related to expanding our service delivery capabilities. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in these forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to manage growth, intense competition in the industry including those factors which may affect our cost advantage, wage increases, our ability to attract and retain customer service associates and other highly skilled professionals, client concentration, the underlying success of our clients and the resulting impact of any adverse developments in our clients’ business including adverse litigation results as well as other risks detailed from time to time in our SEC filings, including those described in the “Risk Factors” section in our quarterly report on Form 10-Q filed with the U.S. SEC on May 14, 2008 as supplemented in our quarterly report on Form 10-Q filed with the U.S. SEC on November 13, 2008. You can locate these filings on the Investor Relations page of our website, at www.etelecare.com under the About Us/Investor Relations link. Statements included in this release are based upon information known to eTelecare as of the date of this release, and eTelecare assumes no obligation to update information contained in this press release.
Contact:

North America	Philippines

Mark Skoog	Ruby Paurom
480-707-5414	63 917 533 1926
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